                                                              File No. 70-9095

As Filed with the Securities and
Exchange Commission on October 22, 2001


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 17
                                       TO
                                    FORM U-1
                                   DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                    CONECTIV

   ACE REIT, INC.                             CONECTIV MID-MERIT, INC.
   ATE INVESTMENT, INC.                       CONECTIV OPERATING SERVICES COMPANY
   ATS OPERATING SERVICES, INC.               CONECTIV PROPERTIES AND INVESTMENTS,
   ATLANTIC CITY ELECTRIC COMPANY             INC.
   ATLANTIC GENERATION, INC.                  CONECTIV RESOURCE PARTNERS, INC.
   ATLANTIC JERSEY THERMAL SYSTEMS, INC.      CONECTIV SERVICES, INC.
   ATLANTIC SOUTHERN PROPERTIES, INC.         CONECTIV SOLUTIONS LLC
   BINGHAMTON GENERAL, INC.                   CONECTIV THERMAL SYSTEMS, INC.
   BINGHAMTON LIMITED, INC.                   DCI I, INC.
   CONECTIV ATLANTIC GENERATION, L.L.C.       DCI II, INC.
   CONECTIV BETHLEHEM, INC.                   DCTC-BURNEY, INC.
   CONECTIV COMMUNICATIONS, INC.              DELMARVA POWER & LIGHT COMPANY
   CONECTIV DELMARVA GENERATION, INC.         KING STREET ASSURANCE LTD.
   CONECTIV ENERGY HOLDING COMPANY            PEDRICK GEN., INC.
   CONECTIV ENERGY SUPPLY, INC.               VINELAND LIMITED, INC.
                                              VINELAND GENERAL, INC.

                                 800 King Street
                              Wilmington, DE 19899

                            CONECTIV PLUMBING, L.L.C.
                                621 Chapel Avenue
                              Cherry Hill, NJ 08034

  (Names of companies filing this statement and address of principal executive offices)

                                    Conectiv
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

Peter F. Clark, Esquire                                   Judith A. Center, Esquire
Vice President and                                        William C. Weeden
General Counsel                                           Skadden, Arps, Slate,
Conectiv                                                  Meagher, & Flom LLP
(address above)                                           1440 New York Avenue, N.W.
                                                          Washington, D.C. 20005

The Application-Declaration, as previously amended, is hereby further amended as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

      A. GENERAL

Conectiv, a Delaware corporation, previously was authorized under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding common stock of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company providing electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company providing electric service in southern New Jersey ("ACE") (ACE and Delmarva, as well as two recently-formed public utility companies, Conectiv Delmarva Generation, Inc. ("CDG") and Conectiv Atlantic Generation, L.L.C. ("CAG"), are collectively referred to as the "Utility Subsidiaries"), and of certain direct and indirect nonutility subsidiaries ("Nonutility Subsidiaries"). Both Utility Subsidiaries and Nonutility Subsidiaries are referred to collectively as "Subsidiaries." See HCAR No. 26832 dated February 25, 1998 in File No. 70-9069. Following the merger, Conectiv and its Subsidiaries filed an Application-Declaration on Form U-1 in this File No. 70-9095 requesting authorization for financing transactions. Such financing transactions were approved by Order dated February 26, 1998 (HCAR No. 26833) as supplemented by Orders dated August 21, 1998 (HCAR No. 26907), September 28, 1998 (HCAR No. 26921), October 21, 1998 (HCAR No. 26930),
November 13, 1998 (HCAR No. 26941), December 14, 1999 (HCAR No. 27111),
August 17, 2000 (HCAR No. 27213) and June 7, 2001 (HCAR No. 27415)
(collectively, the "Financing Orders").

Pursuant to the Financing Orders, during the period ending September 30, 2003 (the "Authorization Period"), Conectiv is authorized, among other things, to: 1) issue short-term debt aggregating no more than $2.0 billion outstanding at any time during the Authorization Period; 2) issue up to an aggregate $250 million of long-term debt or common stock with a reservation of jurisdiction over the issuance of any long-term debt;(1) 3) issue up to $500 million of long-term debt subject to a reservation of jurisdiction;(2) and 4) enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support to the obligations of Subsidiaries and unaffiliated third parties in an aggregate amount not to exceed $1.5 billion. Financings authorized pursuant to the Financing Orders are subject to certain limitations contained therein as follows:

      - Conectiv's consolidated common equity will be at least 20% of its total consolidated capitalization (the "Common Equity Ratio"), as adjusted to reflect subsequent events that affect capitalization;

      - the effective cost of money on long-term debt securities will not exceed 300 basis points over comparable-term U.S. Treasury securities and the effective cost of money on short-term debt

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1    Conectiv has two authorizations under the Financing Orders with regard to the issuance of long-term debt and common stock. The first authorization permits Conectiv to issue up to an aggregate of $500 million of long-term debt and common stock. Conectiv has issued $250 million of long-term debt pursuant to this authorization. Since the Commission has reserved jurisdiction over any further issuance of long-term debt by Conectiv, the only remaining option, without removal of the reservation of jurisdiction, is for Conectiv to issue up to $250 million of common stock. The second authorization permits Conectiv to issue up to $500 million of long-term debt with the proceeds being used to reduce short-term debt. The Commission has also reserved jurisdiction over this issuance of long-term debt by Conectiv.

2    See the preceding footnote.


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
            securities will not exceed 300 basis points over the comparable-term London Interbank Offered Rate ("LIBOR");


      -     maturity of indebtedness will not exceed 50 years; and

      - underwriting fees, commissions, or similar remuneration paid in connection with the issue, sale or distribution of a security will not exceed 5% of the principal amount of the financing.

The purpose of this filing is to request authorization for the following:

      - For Conectiv, Conectiv Energy Holding Company ("CEH"), any subsidiary of CEH or a financing entity established by CEH (including an entity established to construct and finance generation assets) (collectively, CEH, any subsidiary of CEH and any financing entity established by CEH are hereinafter referred to as the "Genco Financing Entities") to issue external long-term and short-term debt and preferred stock and preferred stock equivalent securities (preferred stock and preferred stock equivalent securities are hereinafter referred to as "Preferred Securities") for the purpose of financing existing and prospective generation assets. The aggregate amount of long-term debt and Preferred Securities, when combined with short-term debt securities issued by such entities and then outstanding (collectively, "Genco Financing"), will not exceed $1.5 billion (the "Genco Financing Limit") during the Authorization Period;

      - For CEH to guarantee the obligations of its direct and indirect subsidiaries in favor of unaffiliated persons and for the Genco Financing Entities to issue guarantees to external lenders in support of their financing activities in an aggregate amount not to exceed $1.5 billion (the "CEH Guarantee Limit") during the Authorization Period;

      - For the Genco Financing Entities to enter into financial risk management arrangements ("Hedging Transactions") during the Authorization Period;(3)

      - For the modification of the allowable effective cost of money to 500 basis points above comparable term U.S. Treasury securities in the case of long-term debt securities and Preferred Securities, and to 500 basis points above comparable term LIBOR in the case of short-term debt securities; and

      - For the removal of the reservations of jurisdiction by the Commission with regard to the issuance of up to $750 million of long-term debt by Conectiv.

Conectiv expects to have a significant investment in generation assets by the first quarter of 2002. Until such time as long-term permanent financing is authorized, Conectiv will continue to fund such expenditures with short-term debt at the Conectiv level. For reasons discussed below, Conectiv views the financing of long-term assets, such as generation plants, with long-term debt as prudent. As such, Conectiv is working with its financial advisor to consummate separate financing for the generation assets by mid-first quarter of 2002. Therefore, Conectiv requests that the Commission issue its order in this matter no later than January 31, 2002.

--------

3 "Hedging Transactions" include only those transactions relating to financing activities. Engaging in futures and other commodity related risk management by CEH and its subsidiaries constitutes part of their normal business activities and, as such, does not require Commission approval. See Southern Energy, Inc., HCAR No. 35-27020 (May 13, 1999); Entergy Corp., HCAR No. 35-26812 (Jan. 6, 1998); New Century Energies, HCAR No. 35-26748 (Aug. 1, 1997); and National Fuel Gas Co., HCAR No. 35-2666 (Feb. 12,
     1997).

      B. CONECTIV MERGER WITH POTOMAC ELECTRIC POWER COMPANY

On July 20, 2001 New RC, Inc., a Delaware corporation ("New RC"), and Conectiv filed an Application-Declaration on Form U-1 (File No. 70-9915) seeking approvals relating to the proposed acquisition by New RC of all of the common stock of Conectiv and Potomac Electric Power Company, a Washington, D.C. and Virginia corporation ("Pepco") (the "Merger"). Prior to the Merger, New RC will be renamed. Upon consummation of the Merger, New RC will register with the Commission under the Act.

On August 16, 2001, New RC, Conectiv and the Subsidiaries and Pepco and its subsidiaries filed an Application-Declaration on Form U-1 (File No. 70-9947) (the "New RC Financing U-1") seeking authorizations for, among other things, post-Merger financing transactions.

The authorizations sought herein regarding Genco Financing mirror the authorizations requested in the New RC Financing U-1. It is not intended that duplicate authorizations be approved by the Commission. The New RC Financing U-1 states that all authorizations granted under the Financing Orders will be superceded by those requested in the New RC Financing U-1.

It is anticipated that the investments for which financing authorization is sought herein will occur prior to the consummation of the Merger. Conectiv is requesting the authorizations contained herein in order to have the flexibility to implement its business plan in the event that financing or investment opportunities arise prior to the Merger or if the Merger is delayed.

      C. BACKGROUND

CEH is an intermediate holding company that holds Conectiv's interests in companies that hold energy and energy-related projects (both exempt projects and utility facilities which comprise the "Genco") or engage in energy trading.(4) CEH is the parent company of CDG and ACE REIT, Inc. ("ACE REIT"). ACE REIT, an intermediate holding company, is the parent company of CAG.(5) CDG and CAG are utility companies under the Act but are not subject to state regulation. Pursuant to the Financing Orders, CEH is authorized to establish additional direct subsidiaries (the "New Utility Subsidiaries") which will be considered utility companies under the Act. Pursuant to the Financing Orders, Conectiv has authority to invest up to $350 million in Exempt Wholesale Generators ("EWGs"). Conectiv's EWG investments are held, directly and indirectly, by Conectiv Mid-Merit, Inc. ("CMM") and Conectiv Bethlehem, Inc. ("CBI"). CMM and CBI are direct subsidiaries of CEH.

As Conectiv has discussed in previous filings with the Commission,(6) as the result of Delaware, Maryland, Virginia and New Jersey electric industry restructuring legislation and implementing rules, Delmarva and ACE are required to exit the business of generating electricity. It is Conectiv's intention to retain and develop additional flexible, low-cost mid-merit generation to address competitive opportunities in the Mid-Atlantic region. The mid-merit market is the segment between base load and peak generation, where flexibility is more important than size. The mid-merit market consists of electric generating plants that are fuel-flexible with the ability to start up and shut down quickly based on customer demand, weather conditions and price fluctuations. As part of this business strategy, Conectiv

--------

4 Pursuant to the Order of the Commission (HCAR No. 35-27415; 70-9095) dated June 7, 2001, CEH will be required to register as a public utility holding company under Section 5 of the Act upon the occurrence of certain events. All reporting requirements under the Act for CEH will be subsumed in the reporting requirements for Conectiv.

5 Pursuant to the Order of the Commission (HCAR No. 35-27415; 70-9095) dated June 7, 2001, ACE REIT will be required to register as a public utility holding company under Section 5 of the Act upon the occurrence of certain events. All reporting requirements under the Act for ACE REIT will be subsumed in the reporting requirements for Conectiv.

6 See the order of the Commission dated June 29, 2000 (HCAR No. 35-27192; 70-9655) (the "Genco Order") and the order issued in this file (HCAR No. 27213; August 17, 2000).

has transferred the capacity described below to CDG and CAG, and will pursue acquisition and development opportunities for additional generation. Such generation will be located within the region where Conectiv currently operates and participates in the power supply business, and its acquisition and development will fully comply with the requirements and standards of Sections 9 and 10 of the Act.

Pursuant to the Genco Order, Delmarva contributed approximately 1,364 megawatts of net generating and related assets to CDG on July 1, 2000. On the same date and pursuant to the GENCO Order, ACE transferred approximately 502 megawatts of net generating and related assets to CAG. Also, in the Genco Order, CDG was granted authority to reacquire certain assets pursuant to a like-kind exchange if CDG was not an EWG at the time of the exchange. This exchange has been completed and CDG has acquired the properties as utility assets. As of June 30, 2001, Conectiv's total investment in generation assets held as utility property was approximately $836 million. As of the same date, Conectiv held investments in EWGs in the amount of $156.3 million.

Pursuant to the Financing Orders, CDG, CAG and the New Utility Subsidiaries were authorized to acquire and internally finance up to $1 billion of utility property in addition to the transferred generation assets and the assets acquired pursuant to the like-kind exchange. Authorization was granted (1) for Conectiv to fund CEH; (2) for CEH in turn to fund CDG, ACE REIT and any established New Utility Subsidiary; and (3) for ACE REIT to fund CAG through the issuance of debt or equity securities to, and the acquisition of those securities by, the respective parent companies in an aggregate amount not to exceed $1 billion. Further, authorization was granted for CDG, CAG and the New Utility Subsidiaries to borrow up to an aggregate amount of $1 billion (less any debt or equity securities issued to their respective parent companies) from the Conectiv System Money Pool to fund such acquisitions of utility property. As of the date of this filing, no utility property has been acquired pursuant to this authorization. Currently, investments in generation assets are being made by CMM and CBI, which are EWGs. However, it is anticipated that investments in generation assets will be made by CDG, CAG or the New Utility Subsidiaries as soon as Conectiv reaches the EWG Project Limit (as described below).

The Genco Financing authorizations requested herein are not accretive to the financing authorization described in the preceding paragraph. Any utility property acquired by CDG, CAG or the New Utility Subsidiaries will count against the limit established for the acquisition of such property regardless of whether is it financed by internal or external means.

Since the merger in which it was formed, Conectiv has been limited in its ability to issue long-term debt because it has been unable to meet the Commission's common equity standard of 30%. For the most part, Conectiv was able to manage its capital structure on a consolidated basis because its primary subsidiaries, Delmarva and ACE, were able to provide financing by using internally-generated funds or by accessing the capital markets. Conectiv used short-term debt to provide financing for the Nonutility Subsidiaries. As a result of this process, Conectiv has generally maintained relatively high levels of short-term debt. In times of low interest rates and high liquidity, Conectiv has been able to successfully manage these levels of short-term debt. However, in times of economic upheaval (e.g., the California energy crisis), the issuance of commercial paper by companies with ratings of A2/P2 (as Conectiv is rated) often encounter problems in rolling over short-term debt. While Conectiv maintains adequate lines of credit to back up its commercial paper program, such sources of short-term financing are expensive. Also, interest rates are currently at historically low levels. However, interest rates, especially short-term rates, tend to be volatile over extended periods of time. There can be no guarantee that interest rates will remain low. Conectiv needs the flexibility to access the long-term debt markets at opportune times in order to manage its future financing costs. For these reasons and another discussed immediately below, the ability of Conectiv to strategically issue long-term debt in order to reduce its dependence on short-term debt would be a significant benefit with regard to both financial planning and risk management.

As discussed above, Conectiv's business plan involves the construction and operation of mid-merit generation plants. Such facilities are long-term assets by nature (estimated expected life of 30 years or more) and economic prudence suggests that such assets be financed on a long-term basis. Over the life of these plants, it is likely that interest rates will go through several cycles. Conectiv could significantly reduce interest rate risk and rollover risk with the ability to match the maturities of the underlying financing with the expected lives of the generating plants.

In The Southern Company, HCAR No. 35-27134 (February 9, 2000), the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act in investments in various types of non-core businesses (e.g., EWGs, Foreign Utility Companies, Exempt Telecommunications Companies and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in the external markets appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act.(7) Conectiv states that the challenges it faces due to changes in its industry brought about by deregulation, such as the transfer of generating assets from regulated public utility subsidiaries to nonregulated subsidiaries, are akin to the contexts described in The Southern Company order and should be accorded similar consideration.

      D. FINANCIAL CONDITION

As noted above, Conectiv has been restrained by the Commission from issuing long-term debt because its Common Equity Ratio has been less than 30%. Since this restriction was imposed, Conectiv has made substantial progress in increasing its Common Equity Ratio. In fact, Conectiv's Common Equity Ratio is projected to be at or slightly below 30% upon the completion in the next several months of a debt repurchase program funded by the proceeds from the sale of certain Delmarva generation assets. Conectiv's Common Equity Ratio is forecasted to meet the 30% threshold upon the sale of ACE's generation assets, the securitization of the stranded costs related to the sale of the generation assets and the buydown or buyout of long-term power purchase contracts with non-utility generators and the subsequent repurchase of debt and equity securities of ACE with the proceeds of the asset sales and securitization.(8)

Conectiv is a financially sound company as indicated by the investment-grade senior unsecured debt ratings ascribed by Moody's and Standard & Poor's. Conectiv commits that it will maintain during the Authorization Period at least an investment-grade senior unsecured debt rating by at least one nationally recognized rating agency.

--------
7 See also Progress Energy, HCAR No. 35-27297 (December 12, 2000) and KeySpan Corporation, HCAR No. 35-27272 (November 8, 2000).

8 The forecasted Common Equity Ratios for Conectiv do not include any securitization debt issued by Atlantic City Electric Transition Funding LLC ("ACE Transition Funding"), a wholly owned subsidiary of ACE. In File No. 70-9899 authorization was requested for ACE Transition Funding to issue up to $1.7 billion of securitization bonds. As noted in Exhibit H-3 to Post-Effective Amendment No. 16 to this file, Conectiv's Common Equity Ratio would decline to approximately 21% if all of the securitization bonds were issued and ACE used certain of the proceeds to retire debt and/or equity. The issuance of securitization bonds would not adversely affect the cash flows of Conectiv. The securitization bonds will be rated separately by credit rating agencies. The securitization bonds will not impact the credit ratings of Conectiv. The credit rating agencies recognize that the securitization bonds will be serviced by a transition bond charge approved by the New Jersey Board of Public Utilities and, therefore, are independent of Conectiv's credit. Bonds similar to these securitization bonds that have been issued by other utility companies have been rated AAA. It is expected that a AAA rating will be achieved for the securitization bonds to be issued by ACE Transition Funding. It is requested that Conectiv be permitted to exclude the securitization bonds from the calculation of its Common Equity Ratio, or, alternately, it is requested that Conectiv's required Common Equity Ratio for the issuance of long-term debt be reduced to 21%.


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
      E. EXTERNAL GENCO FINANCING

Conectiv and the Genco Financing Entities request authorization to refinance Conectiv's existing generation assets and to finance the construction of additional mid-merit generation plants through the external issuance of long-term and short-term debt and Preferred Securities in an amount not to exceed the Genco Financing Limit during the Authorization Period. The decision on whether financing will be done at the Conectiv level or by the Genco Financing Entities will be made at the time of issuance and will depend on market conditions at such time. Genco Financings may involve loan agreements between Genco Financing Entities.(9) Any issuance of securities by Conectiv and/or the Genco Financing Entities to unrelated third parties to fund Genco activities under this authorization is in addition to authorizations for external financing previously granted to Conectiv and the Subsidiaries pursuant to the Financing Orders.

         1. SECURITIES ISSUED BY CONECTIV

Any securities issued by Conectiv will be consistent with the types of securities previously approved under the Financing Orders and will comply in all regards with the parameters (as adjusted herein) for financing authorization set forth in Item 1.A above.

         2. SECURITIES ISSUED BY THE GENCO FINANCING ENTITIES

            (a) LONG-TERM DEBT

Types of long-term debt securities issued by the Genco Financing Entities may include, but not be limited to, bonds, notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking-fund terms and other terms and conditions as the Genco Financing Entities may determine at the time of issuance. Any long-term debt (a) may be convertible into any other securities, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking-fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender to the issuer for repurchase or be subject to the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party and (h) may be entitled to the benefit of financial or other covenants.

Long-term debt may be unsecured or secured by property of CEH or a subsidiary of CEH. Specific terms of any borrowings, such as maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, will be determined by the issuer at the time of issuance and will comply in all regards with the parameters (as adjusted herein) for financing authorization set forth in Item 1.A above. Associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

            (b) SHORT-TERM DEBT

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9    See February 26, 1998 Financing Order, HCAR No. 26833, authorizing Conectiv
     Subsidiaries to issue debentures and other indebtedness to special-purpose financing entities.

It is intended that short-term debt will be issued during the construction phase and will be replaced by permanent long-term financing at a later date. Types of short-term debt securities may include, but not be limited to, borrowings under one or more revolving credit facilities or bank loans, commercial paper, short-term notes and bid notes. Specific terms of any short-term borrowings will be determined by the Genco Financing Entities at the time of issuance and will comply in all regards with the parameters (as adjusted herein) for financing authorization set forth in Item 1.A above. Short-term debt may be unsecured or secured by property of CEH or a subsidiary of CEH. The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under United States generally accepted accounting principles ("GAAP").

The Genco Financing Entities may enter into one or more revolving credit facilities. It is expected that any such credit facilities will contain covenants consistent with those covenants required by bank lenders for comparable bank facilities.

The Genco Financing Entities may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold directly to investors or sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from the issuer will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

The Genco Financing Entities may sell short-term notes through one or more private placements or public offerings primarily to traditional money market investors.

The Genco Financing Entities may enter into individual agreements ("Bid Note Agreements") with one or more commercial banks that may or may not be lenders under the credit facilities discussed above. The Bid Note Agreements would permit the Genco Financing Entities to negotiate with one or more banks (each a "Bid Note Lender") on any given day for such Bid Note Lender, or any affiliate or subsidiary of such lender, to purchase promissory notes directly from the Genco Financing Entities.

The Genco Financing Entities may issue other types of short-term debt securities generally available in the credit markets, money markets or capital markets. In all cases, specific terms of any borrowings will comply in all regards with the parameters (as adjusted herein) for financing authorization set forth in Item 1.A above.

            (c) PREFERRED SECURITIES

Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods.

Preferred Securities financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Preferred Securities sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

The Genco Financing Entities may sell Preferred Securities covered by this Application-Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by the Genco Financing Entities) or directly by one or more underwriters acting alone. The securities may be sold directly by the Genco Financing Entities or through agents designated by the Genco Financing Entities from time to time. If dealers are utilized in the sale of any of the securities, the Genco Financing Entities will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

      F. GUARANTEES

Authority is sought for CEH to enter into guarantees to third parties, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support with respect to the obligations of its direct and indirect subsidiaries and for the Genco Financing Entities to issue guarantees to external lenders in support of their financing activities ("CEH Guarantees"). The CEH Guarantees will not exceed the CEH Guarantee Limit at any time during the Authorization Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b); provided however, that the amount of CEH Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitation of Rule 58(a)(1). The authorization requested herein for CEH Guarantees is separate and apart from authorizations previously granted pursuant to the Financing Orders for guarantees by Conectiv and by the Nonutility Subsidiaries.

A portion of the guarantees proposed to be issued by CEH may be in connection with the business of Conectiv Energy Supply, Inc. ("CESI"). CESI conducts power marketing and trading operations. CEH may wish to provide credit support in connection with the trading positions of CESI entered into in the ordinary course of CESI's energy marketing and trading businesses. The provision of parent guarantees to affiliates in the generation and power marketing business is standard business practice.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, CEH will determine the exposure under a guarantee for purposes of measuring compliance with the CEH Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

CEH proposes to charge its associate company a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus transactional expenses) for the period of time the guarantee remains outstanding.

      G. FINANCING RISK MANAGEMENT DEVICES

        1. INTEREST RATE RISK

The Genco Financing Entities request authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements.

Hedges may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. CEH would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed-rate debt to variable-rate debt and (iii) limiting the impact of changes in interest rates resulting from variable-rate debt. In no case will the notional principal amount of any interest rate swap exceed the greater of the value of the underlying debt instrument or the present market value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, the Genco Financing Entities will not engage in speculative transactions unassociated with their financing needs and activities. The Genco Financing Entities will only enter into agreements with counterparties whose senior debt ratings, as published by a nationally recognized rating agency, are greater than or equal to "BBB," or an equivalent rating ("Approved Counterparties").

        2. ANTICIPATORY HEDGES

In addition, the Genco Financing Entities request authorization to enter into interest rate Hedging Transactions with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or
(v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. CEH or the Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. The Genco Financing Entities may decide to lock in interest rates and/or limit its exposure to interest rate increases.(10)

      H. MODIFICATION OF FINANCING PARAMETERS

Conectiv requests that the financing parameter detailed in Item 1.A above relating to interest rates be amended in its entirety as follows:

            "The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application-Declaration will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and

--------
10 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases and are identical to the terms and conditions requested in the New RC Financing U-1. See Exelon Corporation, HCAR No. 35-27266 (November 2, 2000); SCANA Corporation, HCAR No. 35-27135 (Feb. 14,
     2000); New Century Energies, Inc., et al., HCAR No. 35-27000 (April 7,
     1999); and Ameren Corp., et al., HCAR No. 35-27053 (July 23, 1999).

            maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application-Declaration will not exceed the greater of (a) 500 basis points over the comparable-term LIBOR or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.(11 The dividend rate on any series of Preferred Securities will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of Preferred Securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies."

      I. REMOVAL OF RESERVATIONS OF JURISDICTION

Conectiv has two authorizations under the Financing Orders with regard to the issuance of long-term debt and common stock. The first authorization permits Conectiv to issue up to an aggregate of $500 million of long-term debt and common stock. Conectiv has issued $250 million of long-term debt pursuant to this authorization. Since the Commission has reserved jurisdiction over any further issuance of long-term debt by Conectiv, the only remaining option, without removal of the reservation of jurisdiction, is for Conectiv to issue up to $250 million of common stock. The second authorization permits Conectiv to issue up to $500 million of long-term debt with the proceeds being used to reduce short-term debt. The Commission has also reserved jurisdiction over this issuance of long-term debt by Conectiv. In both cases, the Commission reserved jurisdiction because Conectiv's Common Equity Ratio was below the Commission's standard of 30%.

Conectiv hereby requests that the Commission remove the reservations of jurisdiction for the reasons described in Item 1.C above. Any long-term debt issued pursuant to the removal of such reservations of jurisdiction will comply in all regards with the parameters (as adjusted herein) for financing authorization set forth in Item 1.A above. The proceeds of any such financings may be used for purposes other than financing the construction of Genco assets.

      J. SUMMARY OF REQUESTED ACTION

Conectiv requests that the Commission grant the following authorizations:

      - For Conectiv and the Genco Financing Entities to issue external long-term and short-term debt and Preferred Securities in an amount not to exceed the Genco Financing Limit during the Authorization Period for the purpose of financing generation assets;

      - For CEH to guarantee the obligations of its direct and indirect subsidiaries in favor of unaffiliated persons and for the Genco Financing Entities to issue guarantees to external lenders in support of their financing activities in an aggregate amount not to exceed the CEH Guarantee Limit during the Authorization Period;

      - For the Genco Financing Entities to enter into Hedging Transactions during the Authorization Period;

      - For the modification of the allowable effective cost of money to 500 basis points above comparable term U.S. Treasury securities in the case of long-term debt securities and Preferred

--------

11 See Entergy Corporation, HCAR No. 35-27371 (April 3, 2001). These financing parameters regarding interest rates are identical to those requested in the New RC Financing U-1.

            Securities, and to 500 basis points above comparable term LIBOR in the case of short-term debt securities; and

      - For the removal of the reservations of jurisdiction by the Commission with regard to the issuance of up to $750 million of long-term debt by Conectiv.

      K. DISCUSSION OF RULES 53 AND 54

Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.

By Order dated August 17, 2000, HCAR No. 27213 (the "August 17 Order"), the Commission authorized Conectiv to invest up to $350 million ("EWG Project Limit") in EWGs. Conectiv has no investments in FUCOs and does not propose to make any investments in FUCOs. Conectiv is currently in compliance with the EWG Project Limit, in that its investment in EWGs as of June 30, 2001 equaled $156.3 million. Moreover, since the issuance of the August 17 Order, there have been no events that adversely impact the premise of the August 17 Order. Conectiv's EWG investments have not negatively impacted Conectiv's financial health. Conectiv's consolidated retained earnings grew from ($31.6) million on June 30, 2000 to $178.5 million on June 30, 2001.

Conectiv will inform the Commission of its investments in EWGs on an ongoing basis by filing with the Commission, as required by the August 17 Order, quarterly certificates containing extensive information specified in the August 17 Order concerning those investments. With respect to the other requirements of Rule 53:

     (i) Conectiv maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

            (A) For each United States EWG in which Conectiv directly or indirectly holds an interest:

                  (1) the books and records for such EWG will be kept in conformity with GAAP;

                  (2) the financial statements will be prepared in accordance with GAAP; and

                  (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

            (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of Conectiv:

                  (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                  (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                  (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

            (C) For each FUCO or foreign EWG in which Conectiv owns 50% or less of the voting securities, Conectiv directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                  (1) such entity to maintain books and records in accordance with GAAP;

                  (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                  (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to Conectiv and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, Conectiv will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

     (ii) No more than 2% of Conectiv's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which Conectiv directly or indirectly holds an interest.

     (iii) Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv holding company system. In addition, Conectiv will submit to each such commission copies of any amendments to any Form U-1 seeking approval of EWG or FUCO financing and any Rule 24 certificates required thereunder, as well as a copy of Item 9 of Conectiv's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization therein requested is granted).

     (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph
(a) of that Rule unavailable for a transaction requiring Commission approval for the issuance and sale of a security by Conectiv for purposes other than the acquisition of an EWG or FUCO or other transactions by Conectiv or its subsidiaries other than with respect to EWGs or FUCOs.

            (A) Neither Conectiv nor any subsidiary of Conectiv having a book value exceeding 10% of Conectiv's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

            (B) As stated previously, Conectiv is in complete compliance with the August 17 Order, which dealt with the status of Conectiv's consolidated retained earnings.

            (C) Conectiv did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 2000 in excess of 5% of Conectiv's December 31, 2000 consolidated retained earnings.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

   Fees of Conectiv Resource Partners, Inc.                $ *
   Fees of outside counsel                                   *
   Miscellaneous expenses                                    *
                                                           ---
   TOTAL                                                   $ *
                                                           ---

*   To be filed by amendment.

ITEM 3.APPLICABLE STATUTORY PROVISIONS

Sections 6 and 7 of the Act and Rules 53 and 54 of the Act are applicable to the issuance of long-term debt, short-term debt and Preferred Securities by Conectiv and the Genco Financing Entities and to the guarantee of the obligations of third-parties for which authorization is sought. Section 12(b) and Rule 45 are applicable to the issuance of guarantees of Subsidiaries.

ITEM 4. REGULATORY APPROVAL

No other regulatory agency has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE

Conectiv requests that the Commission issue and publish not later than October 31, 2001, the requisite notice under Rule 23 with respect to the filing of this Declaration. Conectiv further requests that such notice specify a date not later than November 25, 2001 as the date after which the Commission may issue an order granting this Application.

Conectiv waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

   (a)      EXHIBITS:

      A     Not applicable
      B     Not applicable
      C     Not applicable
      D     Not applicable
      E     Not applicable
      F-10  Opinion of counsel (to be filed by amendment)
      G     Form of Federal Register notice (filed herewith)
      H-4   Conectiv Capitalization and Cash Flow Forecast (filed under request for confidential treatment) (to be filed by amendment)

   (b)      FINANCIAL STATEMENTS:

      - FS-1 Conectiv Consolidated Balance Sheet per books and proforma, dated June 30, 2001 (filed herewith)

      - FS-2 Conectiv Consolidated Income Statement per books and proforma for the period ended June 30, 2001 (filed herewith)

      - FS-3 CEH Consolidated Balance Sheet per books and proforma, dated June 30, 2001 (filed herewith) (filed pursuant to a request for confidential treatment)

      - FS-4 CEH Consolidated Income Statement per books and proforma for the period ended June 30, 2001 (filed herewith) (filed pursuant to a request for confidential treatment)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 17 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.


DATE:  October 22, 2001             CONECTIV
                                    ACE REIT, INC.
                                    ATE INVESTMENT, INC.
                                    ATS OPERATING SERVICES, INC.
                                    ATLANTIC CITY ELECTRIC COMPANY
                                    ATLANTIC GENERATION, INC.
                                    ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                    ATLANTIC SOUTHERN PROPERTIES, INC.
                                    BINGHAMTON GENERAL, INC.
                                    BINGHAMTON LIMITED, INC.
                                    CONECTIV ATLANTIC GENERATION, L.L.C.
                                    CONECTIV BETHLEHEM, INC.
                                    CONECTIV COMMUNICATIONS, INC.
                                    CONECTIV DELMARVA GENERATION, INC.
                                    CONECTIV ENERGY HOLDING COMPANY
                                    CONECTIV ENERGY SUPPLY, INC.
                                    CONECTIV MID-MERIT, INC.
                                    CONECTIV OPERATING SERVICES COMPANY
                                    CONECTIV PLUMBING, L.L.C.
                                    CONECTIV PROPERTIES AND INVESTMENTS, INC.
                                    CONECTIV RESOURCE PARTNERS, INC.
                                    CONECTIV SERVICES, INC.
                                    CONECTIV SOLUTIONS LLC
                                    CONECTIV THERMAL SYSTEMS, INC.
                                    DCI I, INC.
                                    DCI II, INC.
                                    DCTC-BURNEY, INC.
                                    DELMARVA POWER & LIGHT COMPANY
                                    KING STREET ASSURANCE LTD.
                                    PEDRICK GEN., INC.
                                    VINELAND LIMITED, INC.
                                    VINELAND GENERAL, INC.


                                    By:  /s/ Philip S. Reese
                                         -------------------
                                         Philip S. Reese
                                         Vice President and Treasurer